EXHIBIT 99.3

Tekmira Pharmaceuticals and OnCore Biopharma Announce Merger Agreement to Create Leading Global Hepatitis B Virus Company

Transaction Highlights:

  New industry-leading company expected to capitalize on the HBV global market opportunity.
  Eight unique drug candidates to be used in combination to develop a curative regimen for HBV.
  New pipeline expected to combine near-term catalysts with long-term value creation potential.
  Brings together proven management teams and scientific leadership, including former executives of Pharmasset.
  Continuing to move forward valuable oncology and anti-viral programs, including Ebola.
  Transaction has unanimous support of the Tekmira and OnCore Boards of Directors.
  Investor conference call Monday, January 12 at 8:30am ET / 5:30am PT.

VANCOUVER, British Columbia and DOYLESTOWN, Pa., Jan. 11, 2015 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, and OnCore Biopharma, Inc., a biopharmaceutical company dedicated to discovering, developing and commercializing an all-oral cure for patients suffering from chronic hepatitis B virus (HBV) infection, announced today that they have agreed to merge to create a new leading global HBV company focused on developing a curative regimen for hepatitis B patients by combining multiple therapeutic approaches.

This transaction is expected to bring together the companies' broad expertise in antiviral drug development, Tekmira's Phase 1-ready HBV RNAi therapeutic and OnCore's multiple HBV programs, to build a robust portfolio of compounds aimed at eradicating HBV. The combined company's most advanced products are expected to be TKM-HBV, an RNAi therapeutic designed to eliminate HBV surface antigen (HBsAg) expression, a key component of host immune suppression, which is on track to begin human clinical trials in the first quarter of 2015; and OCB-030, a second-generation cyclophilin inhibitor focused on the suppression of viral replication, as well as stimulation and reactivation of the body's immune response, which is anticipated to enter human clinical trials in the second half of 2015. The combined company anticipates progressing additional programs toward the clinic to achieve the goal of expeditiously evaluating combination regimens.

The combined pipeline is expected to target the three pillars necessary to develop a curative regimen for HBV, including assets focused on suppressing HBV replication, reactivating and stimulating the host immune response directed at HBV and eliminating covalently closed circular DNA (cccDNA). The parties believe that, together, these three pillars are the foundation for achieving a curative regimen.

Dr. Mark J. Murray, Chief Executive Officer of Tekmira, said, "We believe that the merger between Tekmira and OnCore has the potential to transform the HBV treatment landscape by bringing together the technologies and science needed to eradicate the virus and develop a cure for this debilitating and deadly disease. Our new company has the potential to advance multiple, highly active, complementary agents into the clinic in rapid succession, and create an HBV therapeutics powerhouse, thereby potentially offering significant benefits to the global medical community working to improve the lives of HBV patients. Importantly, we also believe this transaction has the potential to create significant value for our shareholders."

Patrick Higgins, Chief Executive Officer of OnCore, said, "Tekmira and OnCore share a vision that effective combination regimens will ultimately cure HBV, a goal now being realized for hepatitis C virus. This merger is expected to bring together the promise of TKM-HBV with our existing HBV portfolio and accelerate our timeline for combination clinical trials. It is expected to deliver both near-term catalysts and long-term value creation. We believe that the ability to rapidly and sequentially combine novel HBV therapeutics is extremely valuable. We intend to utilize our collective expertise in liver disease and a focused development program, as we did at Pharmasset, to expeditiously and efficiently meet our shared goals."

An Industry-Leading, Multi-Functional HBV Portfolio

Through the combined portfolio, OnCore and Tekmira intend to advance a robust pipeline of assets that uniquely targets the three pillars for delivering a curative regimen for HBV, including suppressing HBV replication, reactivating and stimulating the host immune response directed at HBV and eliminating cccDNA, the stable source of HBV viral genomic material. Post-closing, the combined company's HBV portfolio is expected to include  product assets, which can be viewed in a chart by clicking on the following  link: http://media.globenewswire.com/cache/14025/file/31117.pdf

"We intend to take a focused, iterative approach to identifying the most effective combination regimens, while applying what we learn at each stage to optimize future compounds and combinations," said Dr. Michael Sofia, the combined company's Chief Scientific Officer and an inventor of sofosbuvir (Sovaldi) for the treatment of hepatitis C. "We believe that the ability to combine multiple unique programs housed in the same company is a significant competitive advantage, and should provide considerable efficiency in terms of speed and ease of decision-making. Combining the OnCore and Tekmira HBV portfolios underpins our vision to accelerate the delivery of a curative HBV regimen."

Non-HBV Programs Continuing to Move Forward

Tekmira is a global leader in the RNAi field, and has created a diverse pipeline of products in development to treat serious human diseases, such as cancer and viral infections, including Ebola. The company has also licensed its leading lipid nanoparticle (LNP) delivery technology to partners around the world.

The management teams and Boards of Directors of Tekmira and OnCore believe that there is significant value in Tekmira's non-HBV assets and collaborations. TKM-PLK1 is currently in Phase 2 in multiple indications and TKM-Ebola is expected to enter Phase 2 in West Africa in early 2015. Tekmira also maintains an active RNAi research and development effort. The combined management team and Board of Directors plans to continue to move forward with these programs with the goal of maximizing their value.

Transaction Details

Under the terms of the agreement, the transaction will be carried out by way of a merger pursuant to which OnCore will merge with a wholly-owned subsidiary of Tekmira and thereby become a wholly-owned subsidiary of Tekmira. Upon closing of the transaction the stockholders of OnCore will hold approximately fifty percent (50%) of the total number of outstanding shares of capital stock of Tekmira, calculated on a fully-diluted and as-converted basis using the treasury stock method. The terms and conditions of the transaction are more fully set forth in the Merger Agreement. The implied market value of the combined company, based on the closing price of Tekmira common shares on the NASDAQ Global Market on January 9, 2015, is approximately USD$750 million.

The merger is subject to approval of a majority of the shareholders of Tekmira present, in person or by proxy, at a special meeting of Tekmira shareholders. Completion of the transaction is also subject to customary closing conditions, including regulatory approvals.  The transaction is expected to close in the first half of 2015, shortly after completion of the Securities and Exchange Commission (SEC) review process and receipt of Tekmira shareholder approval. The Tekmira Board of Directors unanimously approved and recommends that Tekmira shareholders vote FOR the proposed transaction at a special meeting of shareholders.

Details regarding these and other terms of the transaction are set out in the Merger Agreement, which will be filed by Tekmira on the SEC website at www.sec.gov and on the Canadian securities administrator's website at www.sedar.com.

The combined company plans to retain top executives and board members from Tekmira and OnCore. The new company's management team will include Mark J. Murray, PhD, Chief Executive Officer; Patrick T. Higgins, President and Chief Operating Officer; Bruce Cousins, Chief Financial Officer; Michael J. Sofia, PhD, Chief Scientific Officer; Mark Kowalski, MD, PhD, Chief Medical Officer; Bryce Roberts, Chief Legal Officer; Michael J. McElhaugh, Chief Business Officer; and Michael J. Abrams, PhD, Chief Discovery Officer. William T. Symonds, PharmD, who led the clinical development of sofosbuvir for the treatment of HCV infection at Pharmasset and later Gilead Sciences, Inc., will be Chief Development Officer and lead the clinical development of the portfolio.

Vivek Ramaswamy will serve as Chairman of the combined company; Dr. Daniel Kisner MD will serve as its Vice-Chairman. The combined company will be headquartered in Vancouver, BC.

Conference Call and Webcast Information

Tekmira and OnCore will hold a conference call and webcast with presentation on Monday, January 12 at 5:30 am PT / 8:30 am ET. A live webcast of the call with the presentation can be accessed through the Investor section of Tekmira's website at http://investor.tekmirapharm.com. Alternatively, to access the conference call, please dial 1-914-495-8556 or 1-866-393-1607.

An archive of the webcast will be available on the Tekmira and OnCore websites approximately two hours after the event. Alternatively, you may access a replay of the conference call by calling 1-404-537-3406 or 1-855-859-2056 and referencing conference ID 64297677. You may access the replay from January 12, 2015 at 9:00 am PT  / 12 noon ET to January 17, 2015 at 9:00 am PT  / 12 noon ET.

Advisors

Lazard is serving as sole financial advisor to Tekmira. Tekmira's Canadian legal advisor is Farris, Vaughan, Wills & Murphy LLP, with Dorsey & Whitney LLP as Tekmira's US legal advisor.  OnCore's US legal advisor is Cooley LLP, with Lawson Lundell LLP as OnCore's Canadian legal advisor. Roivant Sciences Ltd.'s legal advisor is White & Case LLP.

Hepatitis B

Hepatitis B is a serious infection of the liver caused by the hepatitis B virus (HBV) and is considered a major global health problem.  Hepatitis B infection can cause chronic liver disease, which increases a patient's risk of death from liver cirrhosis and liver cancer.  Estimates from the Centers for Disease Control and Prevention (CDC) indicate that up to 350 million people globally may be chronically infected with hepatitis B and, according to the World Health Organization (WHO), more than 780,000 people die every year due to hepatitis B.  Most currently available therapies aim to suppress this viral infection but do not lead to a cure in the overwhelming majority of patients.

TKM-HBV

The goal of TKM-HBV is to facilitate hepatitis B surface antigen (HBsAg) loss in patients with chronic hepatitis B infection. The continued presence of HBsAg in chronic HBV is believed to be responsible for disease pathogenesis and impairing the body's ability to clear the virus. Blocking HBsAg may lead to a potential cure by promoting immune-mediated clearance and control of HBV, potentially through HBsAg seroconversion.

TKM-HBV is a novel lipid nanoparticle (LNP) formulated RNAi therapy that uniquely targets three highly conserved regions of the HBV viral genome. Targeting multiple sites on the HBV genome allows for potent reduction of multiple viral antigens across a broad range of HBV genotypes, and a decrease in the probability of developing antiviral resistance. Preclinical studies with TKM-HBV have shown reductions of HBsAg and other important viral markers across the most prevalent HBV genotypes, demonstrating that TKM-HBV has the potential to treat patients with chronic HBV.

Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical and biotechnology partners. Tekmira has been working in the field of nucleic acid delivery for over a decade, and has broad intellectual property covering its delivery technology. Further information about Tekmira can be found at www.tekmira.com. Tekmira is based in Vancouver, Canada and Seattle, US.

OnCore

OnCore Biopharma, Inc. is a biopharmaceutical company dedicated to discovering, developing and commercializing an all-oral cure for patients suffering from chronic hepatitis B infection, a disease of the liver caused by hepatitis B virus, or HBV. OnCore's founding management team has significant experience developing and commercializing drug candidates targeting infectious liver diseases, including HCV. Leveraging this experience, OnCore is developing a portfolio of drug candidates with multiple mechanisms of action that OnCore believes will ultimately result in a combination therapy to develop a curative regimen for hepatitis B. Specifically, OnCore is seeking to effect a cure by aggressively suppressing HBV replication within liver cells, stimulating and reactivating the body's immune system so that it can mount an effective defense against the virus and, most importantly, eliminating the reservoir of viral genomic material known as covalently closed circular DNA, or cccDNA, that is the source of HBV persistence.

OnCore is located at the Pennsylvania Biotechnology Center in Doylestown, Pennsylvania, which is also home to the Hepatitis B Foundation and the Foundation's research center, the Baruch S. Blumberg Institute. For more information, please visit www.oncorebiopharma.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about the proposed merger of Tekmira and OnCore; the goal of the combined company developing a curative regime for HBV and the eradication of HBV; the potential of the combined company creating near term catalysts with long term value creation; the combined company continuing to move forward oncology and anti-viral programs, including Ebola; the commencement of human clinical trials for TKM-HBV in the first quarter of 2015; the commencement of human clinical trials for OCB-030 in the second half of 2015; the progression of additional combined company programs towards the clinic; potential significant benefits to the global medical community; the potential creation of significant value for shareholders; accelerated timelines for combined company clinical trials; significant competitive advantages of the combined company; significant value in Tekmira's non-HBV assets and collaborations, and maximization of the value thereon; the initiation of a Phase 2 clinical trial for TKM-Ebola in West Africa in early 2015; calling, holding and obtaining Tekmira shareholder approval for the merger; the anticipated closing of the merger, including receipt of all required regulatory approvals; plans to retain executives and board members from Tekmira and OnCore; the potential of TKM-HBV and combined company HBV product candidates; and the combined company's  strategy, future operations, clinical trials, prospects and plans.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the ability to obtain required shareholder and regulatory approval for the merger and the timing thereof; the ability to satisfy all conditions for the closing of the merger, including receipt of required regulatory approvals; the subsequent integration of Tekmira and OnCore business and operations; the elements factored into the calculation of the implied market value of the combined company are correct and will remain unchanged as at closing of the merger; and the effectiveness and commercial viability of the combined company's products as a treatment for HBV. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the ability of the parties to consummate the proposed merger; satisfaction of closing conditions to the consummation of the proposed merger; the ability to obtain Tekmira shareholder approval for the merger; the ability to obtain any required regulatory approvals and the timing of such, and conditions that may be imposed on the merger therefrom; the impact of the announcement or the closing of the merger on Tekmira's or OnCore's relationships with its employees, existing or potential future customers and collaborators; the ability of Tekmira to successfully integrate OnCore's operations and employees in a timely and efficient manner; the ability to realize anticipated synergies and costs savings of the proposed merger; human clinical trials for TKM-HBV and OCB-030 may not commence in the timeframe currently anticipated, or at all; a Phase 2 clinical trial for TKM-Ebola in West Africa may not commence in the timeframe currently anticipated, or at all; the combined company's HBV product pipeline may not prove to be effective or commercially beneficial in the treatment of HBV; the combined company's non-HBV assets and collaborations may not prove to be effective or commercially beneficial to the combined company; there can be no assurance that the implied market value of the combined company as disclosed herein is accurate or reflects the actual value of the combined company; the FDA may refuse to approve the combined company's products, or place restrictions on the combined company's ability to commercialize its products; the combined company may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; and economic and capital market conditions.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 10-K and Tekmira's continuous disclosure filings, which are available at www.sedar.com or at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Additional Information about the Merger and Where to Find It

Tekmira plans to file with the SEC and mail to its stockholders a proxy statement in connection with the proposed merger. The proxy statement will contain important information about the proposed merger and related matters. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. Investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Tekmira through the SEC's website at www.sec.gov and from Tekmira by contacting Investor Relations by telephone at 604-419-3200 or upon written request addressed to our corporate secretary at Tekmira Pharmaceuticals Corporation, 100 – 8900 Glenlyon Parkway, Burnaby, BC, Canada, V5J 5J8 or by going to Tekmira's Investor section on its corporate web site at www.tekmira.com.

Tekmira and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tekmira in connection with the proposed merger. Information regarding the interests of these executive officers and directors in the transaction described herein will be included in the proxy statement described above. Additional information regarding these executive officers and directors is also included in Tekmira's Annual Report on Form 10-K, which was filed with the SEC on March 28, 2014, and is supplemented by other public filings made, and to be made, with the SEC by Tekmira. The Annual Report on Form 10-K and other public filings are available free of charge through the SEC's website at www.sec.gov, on the Canadian securities administrator's website at www.sedar.com, and from Tekmira by contacting Investor Relations by telephone at 604-419-3200 or upon written request addressed to our corporate secretary at Tekmira Pharmaceuticals Corporation, 100 – 8900 Glenlyon Parkway, Burnaby, BC, Canada, V5J 5J8 or by going to Tekmira's Investor section on its corporate web site at www.tekmira.com.

CONTACT: Tekmira Pharmaceuticals
         Investors
         Julie P. Rezler
         Director, Investor Relations
         604 419 3200
         jrezler@tekmira.com

         Media
         David Ryan
         Edelman Public Relations
         416 849 5028
         david.ryan@edelman.com

         OnCore Biopharma, Inc.
         Patrick T. Higgins
         Chief Executive Officer
         patrick.higgins@oncorebiopharma.com